

Laura Clise (She/Her) · 2nd

Social Entrepreneur & Sustainability Leader - Strategy |
Communications | Innovation | Marketing | Operations

Seattle, Washington, United States · **Contact info**

500+ connections

 **3 mutual connections:** Gary Skulnik, Fares Ksebati, and 1 other

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 **Intentionalist**

 **Thunderbird School of
Global Management**

About

Entrepreneur and corporate sustainability executive with more than 20 years of diverse experience, instigating
and championing cross-functional, multi-stakeholder strategies at the intersection of business and society.
Coalition builder and connector of leaders and ideas to drive social and environmental impact, linking business
objectives with social purpose, employee engagement, and corporate citizenship. Global Mindset. Flu ...see more

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Featured

Link



**The Stream - Seeing adoption through
adoptees' eyes**
YouTube

On January 27, I had the opportunity to
participate in a conversation regarding
international adoption via The Stream. My
perspective echoes the January 15 article I
authored, "Beyond Where I was Born"
(https://medium.com/@lauraclise/beyond-...

Activity

4,911 followers

+ Follow

Laura Clise commented on a post · 19h

Thanks so much for sharing and for all that you do to support Intentionalist and the diverse small businesses at
the heart of our communities!

😊👍 4   1 comment

Laura Clise reshared a post · 1d

We're hiring an awesome intern to support **Intentionalist** 's growing **#SpendLikeItMatters** impact!

👍❤️ 10

Laura Clise reshared a post · 3d

Throughout the month of May (and beyond) I'm excited to join **Intentionalist** in celebrating the diversity of Asian
American, Native Hawaiian & Pacific Islander small businesses!   ...show more

 **Asian American, Native Hawaiian & Pacific Islander Heritage Month 2022 - Intentionalist**
intentionalist.com · 2 min read

👍😊❤️ 26

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Experience

 **Founder and CEO**
Intentionalist
2017 - Present · 5 yrs 5 mos

Board Member
IslandWood

Sep 2016 - Present · 5 yrs 9 mos

 **Board Member**
Athlete Ally
Jun 2014 - Present · 8 yrs

· Chaired Athlete Ally's first DC fundraiser including Olympians Lori Lindsey, Esther Lofgren, Sally Shipard, the Tennis Channel's Brett Haber, and President's Council on Fitness Sports and Nut ...see more

  

 **Principal**
Mighty Whale Ventures LLC
2017 - Present · 5 yrs 5 mos

Social impact, sustainability & strategic communications consulting.
· Advisory services to Corporations and non-profit organizations regarding sustainability, cor ...see more

 **Senior Advisor**
Impact Finance Center
2017 - 2018 · 1 yr

The Impact Finance Center (IFC) is dedicated to catalyzing investments that produce enduring value for the investor, society, and our environment. The Corporate Innovation & Impact Investing team ...see more

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Education

 **Thunderbird School of Global Management**
MBA in International Management, International Development and Change Management
Activities and societies: International Development Association, Financial Scholarship Committee, Women's Rugby Team, Student Government, Net Impact

 **Harvard Business School**
Executive Education - Leadership

 **Global Reporting Initiative**
GRI Certified Training Program

Show all 6 education →

Volunteering

 **Corporate Advisory Council Member**
Net Impact
May 2012 - Present · 10 yrs 1 mo

Net Impact is an international nonprofit organization with a mission to inspire, educate, and equip individuals to use the power of business to create a more socially and environmentally sustair ...see more

 **Thunderbird Global Council Member**
Thunderbird School of Global Management
Jan 2012 - Jun 2015 · 3 yrs 6 mos

· Strategic international advisory body comprised of corporate, government, and non-governmental organization leaders   ...see more

 **Advisor, Principle 6 Campaign**
Athlete Ally
Sep 2013 - May 2014 · 9 mos

· Engage Olympic and professional athletes in support of the campaign including Megan Rapinoe, Seth Wescott, Lori Lindsey, Sally Shipard, Miriam Rothstein (Mary Meyers), Caryn Davies, Simona I ...see more

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Skills

Strategy · 99+
 Endorsed by John Davies and 11 others who are highly skilled at this

 Endorsed by 3 colleagues at Weyerhaeuser

Corporate Social Responsibility · 99+
 Endorsed by Dave Stangis and 10 others who are highly skilled at this

 Endorsed by 2 colleagues at Weyerhaeuser

Leadership · 77

 Endorsed by Cristy McCullough and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Weyerhaeuser

Show all 50 skills →

Recommendations

Received   Given

 **Mike Rencheck** · 3rd
President and CEO, Bruce Power
January 7, 2016, Mike managed Laura directly

Laura was the creator and leader of our Sustainability and Diversity programs, including Supplier Diversity, STEM Education, and our engagement in the U.S. Department of Energy Minorities in Energy initiative. She is an endless source of creative ideas with the energy to execute them to achieve results.

 **Vincent Allemand** · 3rd
Directeur de la communication chez Amnesty International
February 14, 2013, Vincent worked with Laura but on different teams

I first met with Laura through an executive education leadership program at Harvard Business School for high potentials at AREVA. Her participation in this program added great value.

Laura is a fantastic person to work with. She is an attentive team member, dedicated to her w ...see more

 **Alice Korngold (she/her)** 🔗 · 2nd
Board advisor. Visiting Professor. Building better boards that are #DEI. Author "A Better World, Inc.: How Companies Profit by Solving Global Problems." #CorpGov #Sustainability #ESG #RacialJustice #RacialEquity
October 11, 2012, Alice worked with Laura but they were at different companies

I first met Laura Clise when she served on a panel that I moderated at the first annual Thunderbird Global Business Dialog on "Sustainable Prosperity: Can Greed Save the Planet?" In fact, Laura agreed to jump in on two hours' notice to substitute for a speaker whose flight was cancelled. She was highly recommended by the conference sponsors and I quickly saw why. In spite of the short notice, ...see more

Show all 19 received →

Publications

VOTE: Get your final votes in for Seattle Sounders FC Community MVP Laura Clise
SoundersFC.com · Aug 1, 2017

(Show publication 🗗)

When it Comes to Inclusion, Coaches Matter
Huffington Post · Mar 13, 2015

(Show publication 🗗)

Coaches have an important responsibility to ensure that team environments are respectful and inclusive.

The Race Toward Olympic Equality Is Not Finished
The Advocate · Dec 10, 2014

(Show publication 🗗)

The amendment to protect gay athletes in the Olympic charter is a big step forward for the LGBT community, but it still falls short of the finish line.

Show all 10 publications →

Projects

Private Sector Practices - U.N. Decade for Education in Sustainable Development

Developed and managed a project to research and document innovative private-sector practices regarding increasing stakeholder awareness of sustainable development.

Regulatory Frameworks for Microfinance in Jordan - Jordanian Ministry of Planning

Developed a project in partnership with the Grameen Foundation to identify the common challenges regarding regulation of the microfinance sector, and provided recommendations to the Jordanian Minister of Pla ...see more

Other creators



Reintegration & Change Management - American Red Cross

Developed comprehensive strategy for community reintegration in Arizona. Guided and trained organization leadership in gap analysis, created communication tools, facilitated the initiation of a pilot program an ...see more

Other creators

 +1

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Honors & awards

Seattle Sounders FC Community MVP
Issued by Seattle Sounders FC · Jul 2017

  👤 Associated with Athlete Ally

LGBT Leadership Award
Issued by National Diversity Council · Jun 2016

Exceptional Individual Achievement
Issued by Human Rights Campaign · Feb 2013

Show all 5 honors & awards →

Languages

Chinese
Elementary proficiency

French
Professional working proficiency

Interests

Influencers   Companies   Groups   Schools

 **Phumzile Mlambo-Ngcuka** in · 3rd
Former Executive Director of UN Women &
Deputy President of SA Founder of Umlambo
Foundation Gender Activist and Campaigner
for Universal Access to Education
1,208,280 followers

 **Edith Cooper** in · 2nd
Co-Founder of Medley; Board Director of
PepsiCo, Amazon and EQT
149,998 followers

Show all 5 influencers →